VITALIBIS, INC.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

Telephone: 702-944-9620

VIA EDGAR

June 11, 2019

Mr. Joshua Lobert

Staff Attorney

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Vitalibis, Inc. Registration Statement on Form S-1 Filed May 16, 2019 File No. 333-231550

Dear Mr. Lobert:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated June 4, 2019 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on May 16, 2019 (“Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 ("Amendment No. 1") to the Registration Statement.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter.

Set forth below are the Company’s responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 1

Form S-1 filed May 16, 2019

General

1.	We note your disclosure on the cover page and elsewhere that "[t]he specific terms of any securities to be offered by [you] .. . . and the specific manner in which they may be offered, will be described in a supplement to [your] prospectus." Accordingly, this appears to be a delayed offering under Rule 415 of the Securities Act. Please provide us with your detailed legal analysis regarding why you believe you are eligible to conduct a delayed offering under Rule 415 of the Securities Act. Alternatively, please revise to provide all required disclosure regarding the primary offering and the securities offered therein in this registration statement, or remove the references to a primary offering from this registration statement.

Response No. 1: The Company has revised the Registration Statement pursuant to the above comment.

All references to a delayed offering, a supplement to our prospectus and Rule 415 have been removed from the Registration Statement and prospectus. The Company is not conducting a delayed offering under Rule 415 of the Securities Act.

All required disclosure regarding the specific terms of the primary offering and the securities offered therein in this registration statement is set forth in the following designated Sections:

•	on the cover page of the prospectus;
•	“About This Prospectus”, at page i;
•	“The Offering”, commencing at page 3;
•	“Description of Securities”, sub-sections “General” and “Common Stock”, at page10; and
•	“Description of Warrants”, at page 26.

All required disclosure regarding the specific manner in which the securities will be offered in this registration statement is set forth in the Section designated as “Plan of Distribution”, at page 8.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Vitalibis, Inc.

By: /s/ Thomas Raack

Thomas Raack, Secretary,

Treasurer, Chief Financial

Officer & Director